FORM 6-K

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Report of Foreign Issuer

Pursuant to Rule 13a-16 or 15d-16 of

Securities Exchange Act of 1934

For the month of July 2006

ABBEY NATIONAL PLC

(Translation of registrant's name into English)

Abbey National House, 2 Triton Square, Regent’s

Place, London NW1 3AN, England

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F . . . .X. . . . Form 40-F . . . . . . . .

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes . . . . . . . No . . .X. . . .

Abbey reports further evidence of return to growth

London, 27 July 2006

This statement provides a summary of the business and financial trends for the six months to 30 June 2006. The trading (1) results of Abbey for that period, including ongoing Portfolio Business Unit (PBU) operations, are compared to equivalent results for the same period in 2005 (excluding certain PBU operations that no longer exist).

The 2006 first half results of Santander on a Spanish IFRS basis are also released today and can be found on http://www.gruposantander.com/. Abbey's first half performance is included within Grupo Santander's financial statements.

(1)  Trading profit before tax is management's preferred profit measure when assessing the performance of the business. It is calculated by adding back reorganisation expenses and other charges from profit before tax.

Highlights

First half highlights include:

  statutory profit before tax, excluding the impact of the sale of the life companies, was over 20% higher than the same period last year;

  strong growth in trading profit before tax in comparison to the same period last year, with revenue growth combined with further cost reduction, only partially offset by increased retail lending provisions in line with expectations;

  trading income was up on the same period last year, even after the further adverse impact of lapse experiences and changes in assumptions in the Life companies. The underlying trend is consistent with targeted revenue growth of between 5 - 10%. The retail business continued to benefit from stable margins, accelerating asset growth and increased fee income. Abbey Financial Markets also contributed strongly;

  improved new business flows across most retail products, in particular mortgages, unsecured personal loans, bank account openings and direct investment sales. Across the product range, performance has been boosted by the uplift in sales performance in the direct channels;

  a further reduction in trading expenses maintaining progress towards achieving the saving of £300m by the end of 2007. Current headcount levels are c.1,300 full time equivalents (FTE) lower than 31 December 2005;

  a reduction in the trading cost: income ratio from 63.5% in the first half of 2005 to 56.5% currently; and

  increasing retail lending provision charges driven by the unsecured personal lending book, as expected. Mortgage related provisions have also increased from a low 2005 base, albeit mortgage credit quality remains very strong and remains better than the industry average.

The outlook for the second half remains positive, revenue growth rates are expected to slow relative to a stronger second half in 2005.

Comment

"The excellent start we made to the year has continued through the second quarter. The momentum we have established in turning Abbey around is now established and we are meeting our stated targets.

Across all of our activities, we can see Abbey improving its performance and benefiting from Santander's expertise. Antonio Horta Osório, who will join Abbey as Chief Executive on 21 August (2) , will be instrumental in taking the bank forward into the next stage of its successful turnaround.

There is still a lot of work to do. In retail banking improvements and progress tend to be incremental. We are on track, and remain confident of becoming the best retail bank in the UK- the most efficient with the best service."

Francisco Gómez-Roldán, Chief Executive

(2) Subject to Board approval

Business Update

Revenue growth has been sustained through the first half of 2006 and we continue to make further cost savings, building on the positive trends we established in 2005. Provisions for bad debts have risen but Abbey remains well positioned relative to its competitors.

We are continuing to roll out the key elements of Partenon, the Santander group's core banking platform, in line with original plans. In the second quarter we continued the implementation of the customer and commercial portal, providing tools to improve productivity in our direct channels. The introduction of a single customer database is imminent and this will be followed later in the year with the rollout of new sales and service portals.

During 2007, Abbey will start to benefit from Partenon on a day-to-day basis in its ability to meet customer needs more efficiently and improve sales opportunities and service levels. Improving service is an absolute priority for the bank with the aim of a quality of service above that of our peer group. As such, Abbey's focus is to continually improve to ensure that we get the basics right every time.

Ahead of Partenon, we have made good progress in improving sales productivity in all customer-facing roles, and across all products, in part supported by more targeted marketing campaigns. Sales performance and profitability in the first half has improved, with an improvement in mortgage new business market share. Across all products, market share aspirations will continue to be balanced with a focus on profitable growth.

The first half of 2006 has been a busy and productive period. The new image of Abbey is well established, including our high street presence where we have fully refurbished over 250 branches, with the remainder due for completion by the end of 2007. Elsewhere in the business, Abbey Financial Markets has continued to contribute strongly.

Early in 2006 we announced that we were setting up an in-house credit card operation - leveraging the global Santander operations. This work is now well underway. We have launched important new initiatives including a targeted premium banking operation and a pilot for buy-to-let in the intermediary channel. These are important steps, but will take some time to flow through to financial results.

Finally, the sale of our life businesses is a significant step forward in our plans to transform Abbey into a full service retail bank. The deal announced with Resolution Plc, due to complete in the third quarter, has provided us with a clean break from a legacy business with inherent risks whilst retaining areas that will be the key drivers of our future growth. In particular, we have entered into distribution agreements with Resolution to provide insurance and protection products to our customer base - we have ambitious plans to grow our share of investment sales through the intermediary and direct channels. In addition, as part of the distribution agreement we will be able to sell Abbey products to Resolution customers.

Financial results

Net attributable profit in the half was impacted by the sale of the life businesses, which were sold at approximately 97% of their value of £3.6 billion. Excluding this impact, net attributable profit was well ahead of the same period last year.

Trading income:

Net interest income was up around 5% compared to the first half of 2005. Retail lending balances were up by 9%, slightly lower than the overall market, but with a stronger performance in the second quarter. Growth has been driven by a combination of mortgages and unsecured personal loans, with bank account liability growth also strong. Asset and liability spreads have remained broadly stable, benefiting from careful margin management. Compared to the first quarter, second quarter net interest income was slightly higher, with a further uplift expected in the second half of 2006 as a result of further balance sheet growth.

Non-interest income was higher than the same period in 2005, though negatively impacted by significant charges relating to lapse experience variances and changes in assumptions in the life businesses.

Excluding these impacts, non-interest income in the Retail Bank benefited from increased business volumes combined with the full benefit of fee increases introduced during 2005. Abbey Financial Markets made a strong contribution, up over 20%, with strong underlying business performance benefiting from increased market volatility in the first half.

Expenses:

Operating expenses were around 5% lower than the first half of 2005, despite inflationary pressures and investment in new growth activities and operations. The decrease in employment related costs reflected the reduction in headcount of around 1,300 FTE so far in 2006.

Of the year-on-year cost reductions, approximately 60% relate to employment costs. The balance largely relates to lower manufacturing costs and central expenses including procurement, legal and finance expenses. The continuing cost reduction activity in the second quarter is expected to deliver a further reduction in the underlying cost run-rate entering into 2007.

Provisions:

Overall, provisions were around 10% higher than the same period in 2005, with Retail provisions around 30% higher, offset by Abbey Financial Markets releases.

Approximately a third of the Retail increase relates to mortgages increasing modestly from a very low base and relative to the overall book. Mortgage credit quality remains very strong, with properties in possession of 467 (December: 447) and 3 month plus arrears cases of 7,788 (December: 8,240). The average loan to value (LTV) on new business and stock remained low at 61.6% and 44.2% respectively, and Abbey's exposure to specialist lending segments is negligible. On all measures the quality of the book remains better than industry averages and broadly in line with expectations.

The balance is largely driven by the growth and seasoning of the unsecured personal loan portfolio and some deterioration in quality in line with industry experience.

Reorganisation expenses and other charges:

Excluding the impact of the sale of the life businesses, reorganisation expenses and other charges were similar than the same period last year, with slightly lower investment expenditure being offset by adverse mark-to-market impacts.

Business flows

	Half 2 2004	Half 1 2005	Half 2 2005	Half 1 2006
Gross mortgage lending (£ bn)	12.0	11.5	16.1	15.9
Capital repayments (£ bn)	12.1	11.5	13.1	11.7
Net mortgage lending (£ bn)	(0.1)	0.1	2.9	4.2
Stock (£ bn)	90.9	91.0	93.9	98.1

Market share - gross lending	8.2%	9.2%	9.9%	10.0%
Market share - capital repayments	12.3%	13.5%	11.8%	10.7%
Market share - net lending	(0.3)%	0.3%	5.8%	8.4%
Market share - stock	10.4%	9.9%	9.7%	9.7%

Total customer deposit flows (£ bn)	2.2	1.3	1.3	1.3

Bank account openings (000s)	194	192	194	212
Gross UPL lending (£ m)	1,032	971	1,145	1,252
Credit card openings (000s)	110	128	89	56

Investment sales (incl. Inscape) - APE (£ m)	70	88	102	106

Protection sales - APE (£ m)	41	40	42	38

Main highlights include:

  gross mortgage lending of £15.9 billion, 38% higher than the half 1 of 2005, with an estimated market share of 10.0%. As reported last quarter, lending performance has been boosted by lending into more profitable flexible products. This currently represents around 19% of new business written, with overall new business up 115% on the same period last year, and balances up 56% to over £11 billion;

  capital repayments of £11.7 billion were broadly in-line with first half of 2005, whilst the estimated market share fell to 10.7%, significantly lower than the prior year;

  net mortgage lending of £4.2 billion significantly higher than both halves of 2005, resulting in an increased estimated market share of 8.4%. In the second quarter, Abbey exceeded its targeted market share of 10% net lending, and will continue to aim to operate at or around this level subject to market pricing trends;

  customer deposit inflows of £1.3 billion for the first half, albeit with negligible flows in the second quarter. Performance in the second quarter was largely driven by a re-pricing of internet liability offers including cahoot - moving products back into positive margin. In both mortgages and savings, growth and market share aspirations will continue to be balanced with a focus on profitability;

  bank account openings 212,000, 10% higher than the first half of 2005. Adult account openings increased by 29%, and the bank continued to perform well in more valuable switcher account openings, which were up over 250% and now represent over 16% of openings. As a result bank account liability balances were up around 10% on the same point last year;

  gross unsecured lending up 29% at over £1.2 billion, with lending through branches up over 65%, combined with a significant increase in cahoot prior to recent re-pricing decisions;

  credit card openings fell to 56,000, impacted by the recent decision and agreement with MBNA to bring credit card operations in-house;

  investment APE sales of £106 million increased by over 20% compared to Half 1 2005, driven by an uplift of around 17% from direct channel sales and over 85% from Inscape sales; and

  protection sales are lower by 5% in comparison to the prior year, although sales through direct channels increased by around 13%.

Disclaimer

Abbey National plc ("Abbey") is a wholly owned subsidiary of Banco Santander Central Hispano, S.A. ("Santander") (SAN.MC, STD.N). Santander is one of largest banks in the world by market capitalisation. Founded in 1857, Santander has 66 million customers, over 10,000 offices and a presence in over 40 countries. It is the largest financial group in Spain and Latin America, and is a major player elsewhere in Europe, including in the United Kingdom (through Abbey) and in Portugal. Through Santander Consumer it also operates a leading consumer finance franchise in Germany, Italy, Spain and nine other European countries.

Santander has a secondary listing of its ordinary shares on the London Stock Exchange and Abbey continues to have its preference shares listed on the London Stock Exchange. Nothing in this press release constitutes or should be construed as constituting a profit forecast.

Abbey and Santander both caution that this press release may contain forward-looking statements. The US Private Securities Litigation Reform Act of 1995 contains a safe harbour for forward-looking statements on which we rely in making such statements in documents filed with the US Securities and Exchange Commission. Such forward looking statements are found in various places throughout this press release. Words such as "believes", "anticipates", "expects", "intends", "aims" and "plans" and similar expressions are intended to identify forward looking statements, but they are not the exclusive means of identifying such statements. Forward-looking statements include, without limitation, statements concerning our future business development and economic performance. These forward looking statements are based on management's current expectations, estimates and projections and both Abbey and Santander caution that these statements are not guarantees of future performance. We also caution readers that a number of important factors could cause actual results to differ materially from the plans, objectives, expectations, estimates and intentions expressed in such forward-looking statements. These factors include, but are not limited to, (1) inflation, interest rate, exchange rate, market and monetary fluctuations; (2) the effect of, and changes to, regulation and government policy; (3) the effects of competition in the geographic and business areas in which we conduct operations; (4) technological changes; and (5) our success at managing the risks of the foregoing. The foregoing list of important factors is not exhaustive. When relying on forward-looking statements to make decisions with respect to Abbey or Santander, investors and others should carefully consider the foregoing factors and other uncertainties and events. Such forward-looking statements speak only as of the date on which they are made, and we do not undertake any obligation to update or revise any of them, whether as a result of new information, future events or otherwise. Statements as to historical performance, historical share price or financial accretion are not intended to mean that future performance, future share price or future earnings (including earnings per share) for any period will necessarily match or exceed those of any prior year.

Contacts

Matthew Young (Communications Director) 020 7756 4232

Israel Santos (Investor Relations) 020 7756 4181

Bruce Rush (Investor Relations) 020 7756 4275

For more information contact: ir@abbey.com

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

ABBEY NATIONAL PLC

Dated: 27th July 2006	By / s / Jason Wright
(Authorised Signatory)